Exhibit 12.01

HARTFORD LIFE INSURANCE CO.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD	YTD	YTD	YTD	YTD
	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
	(In millions)

Earnings	(5,722)	908	834	1,116	1,012
Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	—	2	4	5	6

Total fixed charges	—	2	4	5	6
Interest credited to contractholders	1,792	1,924	1,706	1,679	1,658

Total fixed charges including interest credited to contractholders	1,792	1,926	1,710	1,684	1,664

Earnings, as defined	(5,722)	910	838	1,121	1,018

Earnings, as defined, including interest credited to contractholders	(3,930)	2,834	2,544	2,800	2,676

Fixed charges
Fixed charges above	—	2	4	5	6
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	—	2	4	5	6

Total fixed charges, interest credited to contractholders and preferred dividend requirements	1,792	1,926	1,710	1,684	1,664

Ratios
Earnings, as defined, to total fixed charges	NM	455.0	209.5	224.2	169.7

Earnings, as defined, to total fixed charges and preferred dividend requirements	NM	455.0	209.5	224.2	169.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders(1)	(2.2)	1.5	1.5	1.7	1.6

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements(1)	(2.2)	1.5	1.5	1.7	1.6

(1)	Represents a deficiency equal to $5,638.